UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

COMPOSECURE, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

77584N101

(CUSIP Number)

Michele D. Logan

c/o CompoSecure, Inc.

309 Pierce Street

Somerset, NJ 08873

Tel No: 908-875-6556

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77584N101
1.	Names of Reporting Persons Michele D. Logan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,564,279(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,564,279(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,564,279(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.31%(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 14,180,147 shares of Class B Common Stock, $0.0001 par value per share, which is unregistered, (the “Class B Common Stock”) and a corresponding number of Class B Common Units, issued by CompoSecure Holdings, L.L.C., a subsidiary of the Issuer, which are also unregistered (the “Class B Common Units”), that are exchangeable for Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Michele D. Logan; (ii) 849,502 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by the Carol D. Herslow Credit Shelter Trust B (“Credit Shelter Trust”); and (iii) 6,534,630 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians 3:16 Holdings LLC (“Ephesians Holdings”).

(2) Ms. Logan is Co-Trustee of the Credit Shelter Trust, and may be deemed to share voting and dispositive power with respect to the securities held by the Credit Shelter Trust. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Family Trust (the “MDL Trust”) and The DML Family Trust (the “DML Trust”) are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(3) Based upon (a) 15,024,882 shares of Class A Common Stock and (b) 61,136,800 shares of Class B Common Stock that were outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 27, 2021.

CUSIP No. 77584N101
1.	Names of Reporting Persons Ephesians 3:16 Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,534,630(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,534,630(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,534,630(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.58%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 6,534,630 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(2) Based upon (a) 15,024,882 shares of Class A Common Stock and (b) 61,136,800 shares of Class B Common Stock that were outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021.

CUSIP No. 77584N101
1.	Names of Reporting Persons The MDL Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,267,315(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,267,315(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,315(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.29%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 3,267,315 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(2) Based upon (a) 15,024,882 shares of Class A Common Stock and (b) 61,136,800 shares of Class B Common Stock that were outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021.

CUSIP No. 77584N101
1.	Names of Reporting Persons The DML Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,267,315(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,267,315(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,315(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.29%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 3,267,315 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(2) Based upon (a) 15,024,882 shares of Class A Common Stock and (b) 61,136,800 shares of Class B Common Stock that were outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021.

CUSIP No. 77584N101
1.	Names of Reporting Persons Carol D. Herslow Credit Shelter Trust B
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 849,502(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 849,502(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 849,502(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.12%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 849,502 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by the Credit Shelter Trust. Ms. Logan is Co-Trustee of the Credit Shelter Trust, and may be deemed to share voting and dispositive power with respect to the securities held by the Credit Shelter Trust.

(2) Based upon (a) 15,024,882 shares of Class A Common Stock and (b) 61,136,800 shares of Class B Common Stock that were outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (the “Issuer”). The Issuer also has (i) outstanding Class B common stock, par value $0.0001 per share, which is unregistered (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which shares of Class B Common Stock are not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) Class B Common Units, issued by CompoSecure Holdings, L.L.C., a subsidiary of the Issuer, which are also unregistered (the “Class B Common Units”), which are exchangeable for shares of Class A Common Stock on a share-for-share basis, subject to adjustment, together with the cancellation of an equal number of shares of Class B Common Stock. Accordingly, ownership of Class B Common Units represents beneficial ownership of the Class A Common Stock into which they could be exchanged.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Michele D. Logan, Ephesians 3:16 Holdings LLC (“Ephesians Holdings”), The MDL Family Trust (the “MDL Trust”), The DML Family Trust (the “DML Trust”) and the Carol D. Herslow Credit Shelter Trust B (the “Credit Shelter Trust” and, together with Ms. Logan, Ephesians Holdings, the MDL Trust and the DML Trust, the “Reporting Persons”).

(b) The principal business and principal business office of the Reporting Persons is c/o CompoSecure, Inc., 309 Pierce Street, Somerset, NJ 08873.

(c) The principal business of the Reporting Persons are as follows:

(1) Michele D. Logan: Entrepreneur.

(2) Ephesians Holdings: Not applicable.

(3) The MDL Trust: Not applicable.

(4) The DML Trust: Not applicable.

(5) The Credit Shelter Trust: Not applicable.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Place of Organization:

(1) Michele D. Logan: United States

(2) Ephesians Holdings: Delaware

(3) The MDL Trust: Delaware

(4) The DML Trust: Delaware

(5) The Credit Shelter Trust: New Jersey

Item 3. Source and Amount of Funds or Other Consideration

Business Combination

Of the securities reported herein as beneficially owned by the Reporting Persons, all were acquired pursuant to the Agreement and Plan of Merger, dated as of April 19, 2021 (the “Merger Agreement”), and amended as of May 25, 2021, (the “First Amendment”), each by and among Roman DBDR Tech Acquisition Corp., a Delaware corporation (“Roman DBDR”), CompoSecure Holdings, L.L.C., a Delaware limited liability company (“CompoSecure”), Roman Parent Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Roman DBDR Tech Acquisition Corp. (the “Merger Sub”) and LLR Equity Partners IV, L.P., a Delaware limited partnership, and the other related proposals. Pursuant to the terms of the Merger Agreement,  CompoSecure will merge with Merger Sub, with CompoSecure surviving the merger (the “Merger” or “Business Combination”). As a result, CompoSecure will become a subsidiary of the combined entity. Upon completion of the Merger, Roman DBDR changed its name to “CompoSecure, Inc.”

As a result of the Business Combination, the holders of CompoSecure Units in CompoSecure as of the time immediately before the Business Combination (the “CompoSecure Holders”) will receive a combination of cash consideration, certain newly-issued membership units of the Issuer (the “Class B Common Units”) and shares of newly-issued Class B Common Stock of the Issuer, which will have no economic value, but will entitle the CompoSecure Holder to one vote per issued share and will be issued on a one-for-one basis for each Class B Common Unit retained by the CompoSecure Holder following the Merger.

Following the Business Combination, because of the Exchange Agreement (as defined below), the holders of CompoSecure Units received the right to exchange such Class B Common Units, together with the cancellation of an equal number of shares of Class B Common Stock, for Class A Common Stock, subject to certain restrictions. Ms. Logan received the right to acquire 14,180,147 shares of Class A Common Stock, Ephesians Holdings received the right to acquire 6,534,630 shares of Class A Common Stock, and the Credit Shelter Trust received the right to acquire 849,502 shares of Class A Common Stock. Also, pursuant to the terms of the Merger Agreement, CompoSecure equity holders received the contingent right to receive up to an aggregate of up to 7.5 million additional (i) shares of Class A Common Stock or (ii) Class B Common Units (and a corresponding number of shares of Class B Common Stock), as applicable, in earn-out consideration based on the achievement of certain stock price thresholds (collectively, the “Earnout Consideration”). Ms. Logan, Ephesians Holdings and the Credit Shelter Trust have the contingent right to receive up to 1,615,394 shares of Class B Common Stock and a corresponding number of Class B Common Units, 744,420 shares of Class B Common Stock and a corresponding number of Class B Common Units and 96,774 shares of Class B Common Stock and a corresponding number of Class B Common Units, respectively, as Earnout Consideration.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement and the First Amendment which are Exhibits 1 and 2 to this Schedule 13D, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction

In connection with the Business Combination, Ms. Logan and Ephesians Holdings entered into the Stockholders Agreement (as defined below) with certain other stockholders and the Issuer. Pursuant to the terms of the Stockholders Agreement, Ms. Logan is entitled to designate one member (the “Logan Designee”) of the Issuer’s board of directors (the “Board”). Ms. Logan is the Logan Designee.

By virtue of her Board representation, Ms. Logan may have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries (subject to the Lock-Up Period pursuant to the Stockholders Agreement described below), enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the board or the policies of the Issuer may increase. In addition, the Reporting Persons and their representatives and advisers will engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will, from time to time, review or reconsider their position or change their purpose or formulate plans, strategies or proposals and take such actions with respect to the Issuer. These potential actions could involve one or more of the events or transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 27, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Michele D. Logan(1)(2)	14,180,147	0	7,384,132	0	7,384,132	21,564,279	28.31%
Ephesians Holdings(2)(3)	6,534,630	0	6,534,630	0	6,534,630	6,534,640	8.58%
The MDL Trust(2)	3,267,315	0	3,267,315	0	3,267,315	3,267,315	4.29%
The DML Trust(2)	3,267,315	0	3,267,315	0	3,267,315	3,267,315	4.29%
The Credit Shelter Trust(4)	849,502	0	849,502	0	849,502	849,502	1.12%

(1)	Consists of (i) 14,180,147 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are convertible into Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ms. Logan; (ii) 849,502 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are convertible into Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by the Credit Shelter Trust; and (iii) 6,534,630 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are convertible into Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings.
(2)

Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(3)	Consists of 6,534,630 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are convertible into Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings.
(4)	Ms. Logan is Co-Trustee of the Credit Shelter Trust, and may be deemed to share voting and dispositive power with respect to the securities held by the Credit Shelter Trust.
(5)	Based upon (a) 15,024,882 shares of Class A Common Stock and (b) 61,136,800 shares of Class B Common Stock that were outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement on Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

At the closing of the Business Combination, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the LLR Investors (as defined therein), the CompoSecure Investors (as defined therein), the Founder Investors (as defined therein), and the Additional Investors (as defined therein) (the LLR Investors, the CompoSecure Investors, the Founder Investors and the Additional Investors, the “Holders”).

Pursuant to the Registration Rights Agreement, the Holders and their permitted transferees are entitled to certain registration rights described in the Registration Rights Agreement. Among other things, pursuant to the Registration Rights Agreement, the LLR Investors and Founder Investors will each be entitled to require one or more demand registrations, and all Holders will have certain “piggyback” registration rights with respect to statements filed subsequent to the Business Combination.

Ms. Logan and Ephesians Holdings are parties to the Registration Rights Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

Tax Receivable Agreement

At the closing of the Business Combination, the Issuer entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with CompoSecure and the TRA Parties (as defined therein). The Tax Receivable Agreement provides for the payment by the Issuer to certain members of CompoSecure of 90% of the benefits, if any, that the Issuer is deemed to realize (calculated using certain assumptions) as a result of (i) the Issuer’s allocable share of existing tax basis in the assets of CompoSecure and its subsidiaries acquired (A) in the Business Combination and (B) upon sales or exchanges of Class B Common Units pursuant to the Exchange Agreement (as defined below) after the Business Combination, (ii) certain increases in tax basis that occur as a result of (A) the Business Combination and (B) sales or exchanges of Class B Common Units pursuant to the Exchange Agreement after the Business Combination, and (iii) certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement. These tax attributes may increase (for tax purposes) the Issuer’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that the Issuer would otherwise be required to pay in the future. The Issuer will retain the benefit of the remaining 10% of these cash savings.

Ms. Logan and Ephesians Holdings are parties to the Tax Receivable Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, which is Exhibit 4 to this Schedule 13D, and is incorporated herein by reference.

Stockholders Agreement

At the Closing of the Business Combination, the Issuer, Roman DBDR Tech Sponsor, LLC (the “Sponsor”) and certain members of CompoSecure, including Ms. Logan and Ephesians Holdings (Sponsor and such members of CompoSecure, collectively, the “Voting Parties”) entered into a stockholders agreement (the “Stockholders Agreement”), which provides for certain voting agreements of the Voting Parties, and, among other things, sets forth certain requirements regarding the composition of the Issuer following the closing of the Merger. Under the Stockholders Agreement, the Voting Parties (1) agree to vote or cause to be voted all shares of Common Stock, whether at a regular or special meeting of the Issuer’s stockholders, in such a manner as may be necessary to elect and/or maintain the Board in accordance with the Stockholders Agreement; and (2) agree to the Lock-up Period (as defined below).

Pursuant to the Stockholders Agreement, the members of the Issuer’s board of directors (“Board”) appointed at the Closing consisted of seven members, divided into three classes, comprised of:

(i)	the Chief Executive Officer of the Issuer;
(ii)	one person designated by LLR Equity Partners IV, L.P. (“LLR”) or its affiliate, who shall serve as the chair of the Board (the “LLR Designee”);
(iii)	one person designated by the Sponsor or its affiliate (the “Sponsor Designee”);
(iv)	the Logan Designee; and
(v)	three persons that each qualify as an “independent director” under the Exchange Act and the rules of Nasdaq (the “Independent Directors”), as mutually agreed upon by Ms. Logan, LLR and the Sponsor and designated by the Issuer’s nominating committee;

The initial Board will be divided into three classes as follows:

(a)	Class I: the Chief Executive Officer and one Independent Director;
(b)	Class II: the Logan Designee and one Independent Director; and
(c)	Class III: the LLR Designee, one Independent director and the Sponsor Designee.

Sponsor, LLR, and Ms. Logan, and their respective affiliates, will continue to have the right to designate directors for election or re-election to the Board and agree on Independent Directors in accordance with the Stockholders Agreement so long as each owns 2.5% or more of the outstanding shares of the Issuer’s common stock (“Common Stock”).

The Stockholders Agreement also provides that for 180 days following the execution of the Stockholders Agreement (the “Lock-Up Period”), the Voting Parties agree not to effect any sale or distribution of any shares of Common Stock held by any of them during the Lock-Up Period as described therein.

The Stockholders Agreement shall terminate (i) on the date on which no person initially designated to the Board continues to serve on the Board, and (ii) with respect to any Voting Party, at such time as such Voting Party ceases to own or otherwise hold the power to direct the vote of the Common Stock.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Stockholders Agreement, which is Exhibit 5 to this Schedule 13D, and is incorporated herein by reference.

Exchange Agreement

At the closing of the Business Combination, the Issuer, CompoSecure and the members of CompoSecure entered into an exchange agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the members of CompoSecure and such other holders of Class B Units from time to time party thereto will be entitled to exchange Class B Units, and surrender shares of Class B Common Stock of the Issuer for cancellation, in exchange for, at the option of the Issuer, a number of shares of Class A Common Stock of the Issuer or the cash equivalent of such shares.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Exchange Agreement, which is Exhibit 6 to this Schedule 13D, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Merger Agreement, dated April 19, 2021, by and among the Issuer, Roman Parent Merger Sub, LLC, CompoSecure Holdings, L.L.C., and LLR Equity Partners IV, L.P. as Member Representative (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 19, 2021).
Exhibit 2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 25, 2021, by and among the Issuer, Roman Parent Merger Sub, LLC, and CompoSecure Holdings, L.L.C. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 25, 2021).
Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., the LLR Investors (as defined therein), the CompoSecure Investors (as defined therein), the Founder Investors (as defined therein), and the Additional Investors (as defined therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 27, 2021).
Exhibit 4	Tax Receivable Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C. and the TRA Parties (as defined therein) party thereto. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 27, 2021).
Exhibit 5	Stockholders Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., Roman DBDR Tech Sponsor LLC and the other Stockholders (as defined therein) party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on December 27, 2021).
Exhibit 6	Exchange Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C. and the holders of Class B Units of CompoSecure Holdings, L.L.C. party thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on December 27, 2021).
Exhibit 7	Joint Filing Agreement, dated as of December 27, 2021, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 2021

MICHELE D. LOGAN

/s/ Michele D. Logan
Michele D. Logan

EPHESIANS 3:16 HOLDINGS LLC

/s/ Michele D. Logan
Name: Michele D. Logan
Title: Manager
THE MDL FAMILY TRUST
By: Tiedemann Trust Company /s/ Brittany Cook
Name: Brittany Cook
Title: Managing Director
THE DML FAMILY TRUST
By: Tiedemann Trust Company /s/ Brittany Cook
Name: Brittany Cook
Title: Managing Director
THE CAROL D. HERSLOW CREDIT SHELTER TRUST B
By: Michele D. Logan /s/ Michele D. Logan
Name: Michele D. Logan
Title: Co-Trustee